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Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director
James Rosenberg, Senior Assistant Chief Accountant
Johnny Gharib
Dana Hartz

Re:	Avalanche Biotechnologies, Inc.
Registration Statement on Form S-1 (File No. 333-197133)
Filed June 30, 2014
CIK No. 0001501756

Ladies and Gentleman:

On behalf of Avalanche Biotechnologies, Inc. (the “Company”), we are hereby submitting Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (File No. 333-197133) (the “Registration Statement”) which the Company first filed publicly with the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2014. Previously, the Company had submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”), a draft Registration Statement on Form S-1 on May 30, 2014 and an exhibit-only Amendment No. 1 to the draft Registration Statement on June 24, 2014 (together as previously amended, the “Draft Submission”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on June 25, 2014 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes eight copies of Amendment No. 1, four of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

July 3, 2014

General

1.	We note that there are a number of additional exhibits that you have not filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response: In response to the Staff’s comment, the Company confirms that it has filed additional exhibits with Amendment No. 1 to the Draft Submission and will file all remaining exhibits to the registration statements as promptly as possible in future pre-effective amendments to the Registration Statement. The Company acknowledges that the Staff may have further comments once these exhibits are provided.

2.	We note that you intend to request confidential treatment for portions of information contained in your exhibits. If you have not done so, please submit your application for confidential treatment as soon as possible so that we may begin our review of your request. Any staff comments to your application will be sent separately from comments to your draft registration statement.

Response: In response to the Staff’s comment, the Company confirms that it submitted to the Staff on June 25, 2014 an application for confidential treatment for portions of information contained in exhibits filed with the Registration Statement.

3.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: In response to the Staff’s comment, the Company has included on pages 80, 81 and 86 of Amendment No. 1 additional graphics from those graphics included in the Draft Submission. The Company hereby confirms that the graphics in Amendment No. 1 will be the only graphics used in the prospectus.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s presentation. The Company is not aware of any research reports by any broker or dealer that is participating or will participate in

July 3, 2014

the offering. To the extent that any such written communications are made in reliance on Section 5(d) of the Securities Act or any such reports are published or distributed in the future, the Company will supplementally provide them to the Staff.

Prospectus Summary

Overview, page 1

5.	Where the following terms first appear in the Prospectus Summary, please give the meaning and significance of such terms in plain language that may be understood by a lay reader not acquainted with the relevant industry or scientific field:

■	anti-vascular endothelial growth factor (VEGF);

■	adeno associated virus (AAV); and

■	baculovirus expression system (BVES).

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2, 3, 71 and 72 of Amendment No. 1 as requested.

6.	You mention in this section and elsewhere that the worldwide market for Wet AMD is $6 billion. If you expect that your potential market for AVA-101 will be smaller than $6 billion based upon the geographic area in which you plan to initially market the product or the subset of patients for whom the product might be medically indicated, please eliminate the references to the $6 billion and provide market data based on that smaller population of potential users.

Response: In response to the Staff’s comment, the Company confirms to the Staff that it believes its potential worldwide market for wet AMD is approximately $6 billion, which consists primarily of sales in the United States, the European Union, Japan and Australia. The Company has revised it disclosure on pages 3 and 73 of Amendment No. 1 to provide further breakdown of the data between U.S. and non-U.S. markets and clarify its worldwide strategy.

7.	We note the inclusion of AVA-322 and AVA-323 in the pipeline table. If the registrant has not yet identified a molecule and a medical indication for these products, please eliminate them from the table. They would be too preliminary to be considered true pipeline products.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 78 of Amendment No. 1 to remove AVA-322 and AVA-323 from the pipeline table.

8.	In the third paragraph on page 2 you mention that under the agreement with Regeneron the registrant may receive potential milestone payments of $640 million. This relates to a potential of eight therapeutic targets that could occur under the collaboration. However, to date the registrant and Regeneron have identified only one such target, AVA-311. Please provide the potential milestones the registrant may receive under the Regeneron agreement from its one identified therapeutic target, AVA-311. Please provide this information herein and elsewhere as may be appropriate throughout the prospectus.

July 3, 2014

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 on pages 2, 26, 58, 72, 93 and F-26 to reflect that the potential development and regulatory milestones the Company may receive on a per therapeutic target basis, including for AVA-311, is up to $80.0 million.

Experience in Ophthalmology and Gene Therapy, page 3

9.	Please identify the members of your executive management team to whom you are referring in the last paragraph of this section and on page 70.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 73 of Amendment No. 1 as requested.

Risks Associated with Our Business, page 4

10.	Please include a bullet discussing the risk of adverse events or the perception that adverse events could occur because the registrant’s products use virus particles to deliver gene therapy.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1 as requested.

11.	Please expand the ninth bullet or provide a separate bullet disclosing that the intellectual property you license related to gene delivery vectors are also licensed to Chiron and that Chiron is free to sub-license this intellectual property to other companies.

Response: In response to the Staff’s comment, the Company respectfully notes that the patent rights the Company licenses from The Regents of the University of California (“the Regents”) cover a method of using recombinant gene delivery vectors for treating or preventing diseases of the eye, rather than a patent generally claiming a gene delivery vector. Further, the Company respectfully advises the Staff that Chiron Corporation (“Chiron”) does not have a license to the patent rights in question, but instead, Chiron is a co-owner of such patent rights with the Regents. The Regents have licensed to the Company the Regents’ undivided interest in such patent rights, as further explained on pages 33 and 34 of Amendment No. 1, which address Chiron’s co-ownership as a risk factor, and on pages 93 and 94 of Amendment No. 1, which summarizes the Company’s agreement with the Regents. The Company has revised its disclosure in the ninth bullet point on page 4 of Amendment No. 1 to clarify the risk the Company takes in licensing patent rights that are subject to joint ownership by the licensor.

Concurrent Private Placement, page 5

12.

You disclose in this section that the private placement and the public offering are not conditioned upon each other. However, on page 47 you disclose that the private placement is contingent upon the closing of the public offering. Please eliminate this apparent inconsistency and clarify throughout the prospectus

July 3, 2014

whether Regeneron is contractually obligated to close the private placement if the public offering closes. If not, it would not be appropriate to discuss the use of the proceeds of the private placement in conjunction with the use of the proceeds of the public offering without qualifying the information. Please advise us and revise as may be appropriate throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 49 of Amendment No. 1 to clarify that Regeneron has contractually agreed to purchase up to $10 million of common stock upon the closing of the initial public offering.

Summary Consolidated Financial Data

Subsequent Events Pro Forma, page 9

13.	Please tell us why you believe it is appropriate to include the receipt of the $8.0 million upfront payment in connection with the research collaboration and license agreement entered into with Regeneron in May 2014 as a subsequent event adjustment for your capitalization in this table and in the capitalization table on page 50.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it is appropriate to include in the Company’s subsequent event pro forma cash balance the receipt of the $8.0 million upfront payment under the Regeneron agreement because it represents a material change in the cash on hand of the Company, from $0.2 million as of March 31, 2014 to $58.1 million after the consummation of the Series B financing in April 2014 and the receipt of the upfront payment under the Regeneron agreement in May 2014. The Company notes that the $8.0 million upfront payment, however, is only an adjustment to the Company’s cash balance, as it does not impact any of the Company’s capital accounts. Accordingly, the Company has clarified on pages 10 and 51 of Amendment No. 1 that the subsequent event adjustments are to show adjustments to both cash and capitalization.

If we encounter difficulties enrolling subjects in our clinical trials, our clinical..., page 15

14.	In addition to leukemia, please identify the other well-publicized adverse events that have occurred during trials using early versions of retroviral vectors, which integrate with, and thereby alter, the host cell’s DNA.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 16 of Amendment No. 1 as requested.

Risks Related to Our Intellectual Property

Our rights to develop and commercialize our product candidates are subject..., page 32

15.	Please revise your disclosure in this risk factor to state that you license patent rights from Regeneron and briefly describe the nature of the intellectual property licensed. Also, please clarify which agreements require you to obtain consent from the licensor before you can enforce patent rights.

July 3, 2014

Response: In response to the Staff’s comment regarding the patent rights licensed from Regeneron, the Company respectfully explains that Regeneron licenses to the Company certain intellectual property that may be created as a result of the parties’ joint development of therapeutic targets, either (i) for use solely in performance of the Company’s activities under the joint development research plan, or (ii) for certain intellectual property created under the Agreement, for use with any gene therapy product that is not a product contemplated under the Company’s agreement with Regeneron. However, because the Agreement was so recently executed, Regeneron is not currently licensing any such rights to the Company, and, therefore, the Company does not consider these rights to be a risk for, nor material to, the Company at this time. Furthermore, it is possible that any such intellectual property rights may not be relevant to products other than the product candidates developed under the Agreement. Accordingly, the Company respectfully submits that revisions to the referenced risk factor are not appropriate or necessary at this time.

In response to the Staff’s comment regarding patent enforcement rights, the Company must obtain consent for such patent enforcement only from one licensor, the Regents, prior to notifying a third party of infringement. The Regents cannot withhold such consent unreasonably. The Company has updated its risk factor disclosure on page 34 of Amendment No. 1 to make this clarification.

Use of Proceeds, page 49

16.	In your second bullet point, please identify the other product candidates for which you intend to allocate funds for direct Phase 1/2 research and development expenses and provide the amounts to be allocated to each additional product you identify.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49 to provide the amount of net proceeds the Company currently anticipates it may use for the additional product candidates it has identified. However, the Company respectfully submits that it is not able to determine further breakdown of the use of proceeds by each additional product.

17.	Disclose how far in the Phase 3 trials and Phase 1/2 trials of AVA-101 and your other product candidates, respectively, you estimate the net proceeds from this offering will enable you to reach. In this regard you should also clarify whether the application of the proceeds to AVA-101 will actually enable you to commence a Phase III trial.

Response: In response to the Staff’s comment, the Company respectfully explains to the Staff that at this time the Company is not able to provide a meaningful estimate of how far in its planned Phase 3 trials or Phase 1/2 trials the net proceeds from this offering will enable it to reach. The Company also advises the Staff that it will require substantial future capital in order to complete these trials. The Company has updated its disclosure on page 49 of Amendment No. 1 to make this clarification.

Critical Accounting Policies and Significant Judgments and Use of Estimates

Stock-Based Compensation Expense

Fair value of common stock, page 61

18.

We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference

July 3, 2014

between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the requested information under separate cover letter.

Manufacturing, page 85

19.	We note that you have a manufacturing agreement with Lonza Houston, Inc. to manufacture your product candidates. Please expand your disclosure to provide the material terms of the agreement, including the parties’ rights and obligations under the agreement, the duration of the agreement, termination provisions and any payment provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company notes to the Staff that its former disclosure on page 85 of the Draft Submission, regarding the Company’s relationship with Lonza Houston, Inc. (“Lonza”) was inaccurate because the Company has not entered into a manufacturing agreement with Lonza. Instead, the Company and Lonza have entered into a manufacturing technology license agreement pursuant to which the Company and Lonza are assessing certain technology potentially useful for the manufacture of the Company’s products. The license agreement provides that the parties will conduct activities to evaluate such technology and that the Company may elect to engage Lonza to manufacture the Company’s products. The Company also grants to Lonza certain licenses to practice the manufacturing technology for products other than those being developed by the Company, its affiliates or sublicensees. The Company has revised the disclosure on page 91 of Amendment No. 1 to more accurately reflect the Company’s current relationship with Lonza.

The Company respectfully submits to the Staff that this manufacturing technology license agreement is not material to the Company’s current business, given the early stage of these evaluation activities and therefore, it does not need to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. The Company has reached this determination because (i) the Company is merely collaborating with Lonza to assess potentially useful manufacturing technologies, (ii) the evaluation is in the early stages, (iii) the Company has not committed to commercially manufacturing any of its products with Lonza, and (iv) the Company believes that, if necessary, it would not take much time for the Company to identify and procure and qualify another manufacturer for its products.

License and Collaboration Agreements

Regeneron Research Collaboration and License Agreement, page 87

20.

We note that the duration of the agreement with Regeneron continues until the expiration of the option period unless Regeneron exercises an option as to a product, in which case the duration continues on a country-by-country basis until the expiration of all payment obligations. Please revise your discussion

July 3, 2014

regarding the duration of the agreement to disclose the duration of the option period and how the duration of all payment obligations under the agreement will be determined if Regeneron exercises an option.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 93 of Amendment No. 1 to disclose the expiration of all option periods, which occurs three years from the effective date of the agreement. The Company has also revised its disclosure on page 93 of Amendment No. 1 to explain how the duration of all payment obligations under agreement will be determined if Regeneron exercises an option.

University of California License Agreement, page 89

21.	Please revise your disclosure regarding the University of California License Agreement to provide all information as may be material, including:

■	the nature of the intellectual property and patent rights transferred,

■	the amount of the initial license fee paid,

■	the annual license maintenance fee,

■	aggregate milestone payments and the minimum annual royalty payment,

■	the royalty term, and

■	the duration of the agreement.

In regard to the duration of the agreement and the royalty term, we note that they are conditioned on the expiration of the licensed patents. Accordingly, please provide the expiration dates of the licensed patents.

Response: In response to the Staff’s comment, the Company respectfully notes that, in regard to the nature of the intellectual property and patent rights transferred, this agreement involves a license of patent rights by the Regents to the Company, and does not provide for any other type of transfer of any intellectual property rights nor does it provide a license for any intellectual property rights beyond the patent rights previously identified in the referenced disclosure. However, the Company has revised its disclosure on page 93 of Amendment No. 1 to more accurately reflect that the patent rights licensed by the Regents under this agreement is a method-of-use patent covering a method for treating or preventing diseases.

Per the Staff’s request, the Company has also revised page 94 of Amendment No. 1 to disclose the license fee paid by the Company to the Regents, the amount of the annual maintenance fee, the aggregate milestone payments and the minimum royalty payments. With regard to the royalty term and the duration of the Agreement, the Company has revised its disclosure on page 94 of Amendment No. 1 to provide the expiration date of the patent licensed under this agreement, which is currently expected to occur in 2020.

July 3, 2014

Intellectual Property, page 89

22.	We note that you have 12 issued patents and 27 pending patent applications in the United States or foreign jurisdictions. Please expand your disclosure to discuss for each of your material patents and patent applications:

■	the specific products and technologies to which such patents and patent applications relate,

■	whether the patents are owned or licensed from third parties and, if so, from whom,

■	the type of patent protection such as composition of matter, use or process, etc.,

■	patent expiration dates for your issued patents and expected expiration dates for patents pending approval,

■	jurisdictions where patent are issued or pending.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on page 95 of Amendment No. 1 as requested.

Management

Executive Officers, page 97

23.	Please provide Dr. Mehdi Gasmi’s experience from December 2011 through November 2013.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 104 of Amendment No. 1 as requested.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance, page 116

24.	We note that you have entered into indemnification agreements with each of your directors and will enter into indemnification agreements with each of your executive officers. Please file the form of indemnification agreement as an exhibit.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 122 of Amendment No. 1 to clarify that, as of the filing date of Amendment No. 1, the Company has not yet entered into indemnification agreements with its directors or executive officers but intends to enter into indemnification agreements with such directors and executive officers prior to the consummation of the offering. The Company intends to file the form of indemnification agreement as soon as practicable as an exhibit in a future pre-effective amendment to the Registration Statement.

Principal Stockholders, page 117

25.	Please disclose the natural persons who have voting and dispositive rights over the shares held of record by Zygtech, LLC.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 124 of Amendment No. 1 as requested.

July 3, 2014

Notes to Consolidated Financial Statements

Research and Development Expenses, page F-10

26.	Please tell us why you account for the refundable research and development tax credits received from Australian tax authorities as a reduction in research and development. Refer to any relevant accounting guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that under current Australian tax holiday programs, the Company is eligible for a refundable research credit of approximately 45% of qualified research expenses incurred in Australia. The refundable credit is available and was paid to the Company even though the Australian subsidiary remains in a tax loss position with no Australian tax due. As realization of the tax credit does not depend on the Company’s generation of future taxable income or the Company’s ongoing tax status or tax position, the credit is therefore accounted for outside of an income tax accounting model. At the 2005 AICPA National Conference on Current SEC and PCAOB Developments, the SEC staff, represented by G. Antony Lopez, its Associate Chief Accountant, discussed and acknowledged that the guidance on income statement geography for research and development reimbursements is piecemeal and is contained in several different areas of accounting literature. The SEC staff emphasized that companies should evaluate the facts and circumstances of each arrangement; consistently apply reasonable judgment; and disclose the method of accounting used, as well as the reasons that the chosen method is considered appropriate. As U.S. GAAP does not contain specific accounting guidance regarding the accounting for government grants, entities that report under U.S. GAAP generally apply provisions of International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). IAS 20 provides the following relevant guidance regarding the recognition of grants within the income statement. Paragraph 17 states: “In most cases the periods over which an entity recognizes the costs or expenses related to government grants are readily ascertainable. Thus grants in recognition of specific expenses are recognized in profit or loss in the same period as the relevant expenses.” Based on this guidance, the Company determined that it was appropriate to record received credits as a reduction of the Company’s research and development expenses based on their recurring nature and correlation with our research spending. The Company has revised its disclosure on pages 60 and F-11 of Amendment No. 1 to clarify the accounting treatment of these refundable tax credits.

Note 4. Significant Agreements, page F-14

27.	Please disclose the aggregate amount of potential future milestone payments you could pay to Regents under the license agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-14 of Amendment No. 1 to disclose the aggregate amount of potential future milestone payments the Company may have to pay the Regents under this license agreement. In addition, the Company has removed from this disclosure the sentence regarding the amendments and additional payments, as this was an inaccurate disclosure. The Company has entered into only one amendment to the license agreement, which has been filed as Exhibit 10.2 to the Registration Statement, and this amendment did not require the Company to make any additional payments.

July 3, 2014

***

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809, by fax at (650) 463-2600 or by email at benjamin.potter@lw.com or contact Robert Phillips by telephone at (650) 463-3051, by fax at (650) 463-2600 or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter

Benjamin A. Potter
of LATHAM & WATKINS LLP

cc:	Thomas W. Chalberg, Jr., Ph.D., Avalanche Biotechnologies, Inc.
Linda C. Bain, Avalanche Biotechnologies, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Robert W. Phillips, Esq., Latham & Watkins LLP
Eric W. Blanchard, Esq., Covington & Burling LLP
Todd A. Hamblet, Esq., Covington & Burling LLP